KENMAR GLOBAL TRUST
                          UNAUDITED ACCOUNT STATEMENT
                     FOR THE MONTH ENDING FEBRUARY 28, 2001



                           STATEMENT OF INCOME(LOSS)
                           -------------------------

TRADING INCOME(LOSS)
Realized Trading Gain/Loss                                 $  372,756.13
Change in Unrealized Gain/(Loss)                            ($282,170.18)
Gain/(Loss) on Other Investments                                  $42.71
Brokerage Commission                                        ($157,673.24)
                                                           -------------
Total Trading Income                                         ($67,044.58)

EXPENSES
Audit Fees                                                 $        0.00
Administrative and Legal Fees                              $    8,166.97
Management Fees                                            $        0.00
Incentive Fees                                             $   31,992.83
Other Expenses                                             $        0.00
                                                           -------------
Total Expenses                                             $   40,159.80

INTEREST INCOME                                            $   62,557.91

NET INCOME(LOSS) FROM THE PERIOD                           $  (44,646.47)
                                                           =============

                 STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)


Beginning of Month                 $17,200,716.82
Addition                           $    59,000.00
Withdrawal                         $  (704,676.48)
Net Income/(Loss)                  $   (44,646.47)
                                   --------------
                                   $16,510,393.88

Month End NAV Per Unit             $        95.42

Monthly Rate of Return                      -0.26%
Year to Date Rate of Return                 -1.63%


            To the best of our knowledge and belief, the information
                        above is accurate and complete:




/s/ KENNETH A. SHEWER                            /s/ MARC S. GOODMAN
-------------------------------                  -------------------------------
    KENNETH A. SHEWER, Chairman                      MARC S. GOODMAN, President



                    Kenmar Advisory Corp., General Partner of
                              Kenmar Global Trust

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February 2001
                                         KENMAR
                                         --------------------------------------
SUMMARY                                  GLOBAL
                                         --------------------------------------
                                         TRUST
                                         --------------------------------------

Kenmar Global Trust (KGT) ended February down -0.26%, net of fees and expenses, as profits in global interest rates, stock indices and gains were insufficient to cover losses in the currencies and base metals. The Net Asset Value per unit of KGT was $95.42 as of February 28, 2001.


------------------------------------------------------------
ALLOCATION OF ASSETS TO ADVISORS


                     Feb 1, 2001     Mar 1, 2001
                     -----------     -----------
     Beacon              5%             5%

     Bridgewater        28%            27%

     C-View              6%             6%

     Grinham            24%             24%

     Sunrise            18%             19%

     Transtrend         19%             19%

------------------------------------------------------------

Global equity indices fell precipitously in February as economic forecasts continued to disappoint the markets. In the U.S., investors fled equities amid worries that the Federal Reserve's aggressive rate cuts would do little to spark an economic turnaround. Concerns about corporate earnings and Federal Reserve Chairman Greenspan's late-month testimony which dashed hopes for an imminent interest rate cut, added further pressure to equity markets. At month-end, the Nasdaq had fallen 22%, bringing it to levels not seen since the end of 1998; the broader S&P 500 ended the period down more than 9%. After a good deal of intra-month volatility, U.S. bond prices ended the month higher, as plummeting stocks overshadowed disappointment over Chairman Greenspan's remarks. Elsewhere, Japanese Government bond prices moved firmly higher for the month, buoyed by a symbolic discount rate cut that was perceived as an intermediate step towards more aggressive monetary easing, at month-end another surprise rate cut lifted prices. These cuts, combined with the continuing decline of the Nikkei, increased the desirability of the long-term bonds.

In foreign exchange markets, the early picture was bright for the euro as it was perceived that euro-zone fundamentals looked positive relative to the U.S. However, the euro could not sustain those gains, which in part, resulted in the month's losses; investors are becoming increasingly frustrated with the euro's inability to stage a rally. Late in the month, Turkey's decision to free float the lira added pressure to the beleaguered euro as the market feared the lira's depreciation would negatively affect the euro zone. Meanwhile, the Japanese yen ended the period slightly lower, weakened by the Bank of Japan's decision to cut rates and by a downgrade of Japan's foreign-currency sovereign rating by Standard & Poor's Ratings Group.

In commodities, energy prices moved sharply higher during the early part of the month on dwindling stocks and colder weather in the U.S. and Europe. By month-end, prices had fallen sharply from those levels as fears of tight supply faded on new inventory data. After falling steadily during the first half of the month, ultimately hitting its lowest levels since 1999, gold prices exploded as funds moved to take profits on short positions. Despite a late-month rally, soybean prices ended the month lower on weak export sales, favorable weather conditions in South America and strong speculative selling.

To the best of my knowledge and belief, the above information is accurate and complete.

Sincerely,



/s/ ESTHER ECKERLING GOODMAN
--------------------------------
    Esther Eckerling Goodman
    Chief Operating Officer and
    Senior Executive Vice President

Kenmar Advisory Corp., as Managing Owner


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        PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

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